SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

# Earnings Release | 1Q14

**1Q14 Conference Call**

May 12, 2014

> 9:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Código: Gafisa

> 10:00 am Brasília Time
In Portuguese
Telefones:
+55-11-3728-5800 (Brasil)
Código: Gafisa

Replay:
+55-11-3127-4999 (Brasil)
Código : 83074591
+55-11-3127-4999 (EUA)
Código: 30700340
Webcast: www.gafisa.com.br/ri

**IR Contacts**

Danilo Cabrera
Stella Hae Young Hong
Phone: +55 11 3025-9242 / 9305
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

**Media Relations**

Máquina da Notícia -
Comunicação Integrada
Fernando Kadaoka
Telefone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

**Shares**

**GFSA3** – Bovespa
**GFA** – NYSE
Total shares outstanding:
435.559.201[1]
Average daily trading volume (90 days[2]):
R$28,9 million

(1) Including 33.999.486 treasury shares
(2) Until March 31, 2014

GAFISA RELEASES 1Q14 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, May 09, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of the leading Brazilian homebuilder, today reported financial results for the quarter ended March 31, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

We started 2014 motivated by the results achieved in the prior year and confident in the goals and guidelines contained in our business plan for the upcoming year.

Traditionally, the first quarter is characterized by seasonally lower activity. In the Gafisa segment, although aware of the changes in the country’s macroeconomic scenario, we are happy with the operational and financial results we achieved in the period. Launch volumes reached R$353.9 million in 1Q14 and included 2 projects in São Paulo and 1 in Rio de Janeiro. Pre-sales reached R$187.6 million in the quarter, with inventories representing 80% of the total, and launches the remaining 20%. It should also be noted that Gafisa segment dissolutions were down 58% y-o-y, despite the high volume of deliveries in recent quarters. This reduction of dissolutions in the Gafisa segment demonstrates the improved credit profile in our customer base.

As for the Tenda segment, the 1Q14 marks another step forward in the application of the new business model initiated in 2013. Given the strong performance of projects launched last year, first quarter launches totaled R$181.4 million and were spread over 4 projects in São Paulo, Rio de Janeiro, Bahia and Pernambuco. Pre-sales reached R$51.8 million and were impacted by a higher volume of dissolutions. This is the result of the delivery of almost 5 thousand units in the last 6 months.

Since late 2013, reduced operational complexity coupled with the narrowing of the Company’s geographic footprint, led to higher profitability. The consolidated gross margin, before interest, increased to 30.5% in 1Q14, as compared to 22.0% in same quarter of last year.

Cash generation was a highlight in the quarter. The Company recorded cash generation of R$107.3 million in 1Q14, reaching free cash flow of R$20.5 million.

Reasserting our commitment to enhancing shareholder value, at the end of April the Company approved the payment of supplementary dividends totaling R$32.9 million, which, when added to interest on own capital paid in February, represents a dividend yield of 11.0%, based on 2013.

We continue to implement our five-year business plan for the 2014 to 2018 period, in which guidelines for the development of our business for the coming years were established. The plan details the expected size of Gafisa and Tenda’s operations, appropriate leverage, profitability guidelines, and importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013.

On February 2014, we announced that the Board is studying the potential separation of the Gafisa and Tenda business units into two independent, public companies. We are analyzing possible impacts and scenarios for the proposed separation to identify what are the best ways for its implementation. In these first three months of the year, we have made progress in the administrative separation process of the Gafisa and Tenda business units, already dividing some areas between both companies, and we expect that most of this process to be completed by the end of the year, at which point the two companies will operate independently from an administrative point of view. As part of this process, Duilio Calciolari, after 14 years of meaningful dedication to Gafisa, announced in February the intention to leave his position, and after a transition period, Sandro Gamba was appointed CEO last Monday, and Rodrigo Osmo remains in charge of Tenda business. The Company will keep the market informed as new definitions may occur over the coming months.

Gafisa entered 2014 well positioned to benefit from all the initiatives implemented in the last two years. Reduced operational complexity, a more appropriate cost and expense structure, the new Tenda operating model and Gafisa’s narrowed geographic footprint, coupled with financial flexibility achieved by the sale of a stake in Alphaville, were important steps in preparing the Company to face future challenges. These initiatives should also lead to improved results in 2014.

Sandro Gamba	Rodrigo Osmo
Chief Executive Officer – Gafisa S.A.	Chief Executive Officer - Tenda

FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$326.7 million in the Gafisa segment and R$105.9 million in the Tenda segment. This resulted in consolidated revenue of R$423.7 million in the first quarter, a reduction of 14.7% compared with the previous year.

▲       Adjusted gross profit for 1Q14 was R$132.1 million, up from R$111.7 million in 1Q13. Adjusted gross margin rose to 30.5% versus 22.0% in the prior-year period. The Gafisa contributed with R$116.5 million, and margin of 35.7%, while the Tenda segment’s adjusted gross profit was R$15.6 million, with a margin of 14.7% in 1Q14.

▲       Adjusted EBITDA was R$26.5 million in the 1Q14. The Gafisa segment reported adjusted EBITDA of R$54.8 million, while the Tenda segment’s adjusted EBITDA was negative at R$24.9 million. Note that the consolidated adjusted EBITDA includes the effect of the AUSA equity, while Gafisa segment adjusted EBITDA is net of this effect.

▲       The Company reported a net loss of R$39.8 million in the first quarter.

▲       Operating cash generation reached R$107.3 million in the 1Q14, resulting in positive free cash flow of R$20.5 million. The Gafisa segment recorded R$99.1 million in operating cash generation, while the Tenda segment reached R$8.2 million.

OPERATING RESULTS

▲       Launches totaled R$535.4 million in the 1Q14, compared to R$196.7 million in the 1Q13. The Gafisa segment launched R$353.9 million across 3 projects, while the Tenda segment launched 4 projects with a total PSV of R$181.4 million.

▲       Consolidated  pre-sales totaled R$239.3 million in the 1Q14, compared to R$107.9 million in the 1Q13. In the 1Q14, sales reached R$187.5 million in the Gafisa segment and R$51.8 million in the Tenda segment. Consolidated sales from launches represented 24% of the total, while sales from inventory comprised the remaining 76%.

▲       Consolidated sales over supply (SoS) reached 7.5% in the 1Q14 and 3.9% in the 1Q13. In the Gafisa segment, SoS was 7.9%, while in the Tenda segment it was 6.4%.

▲       Consolidated  inventory at market value increased R$233.0 million on a sequential basis, reaching R$2.9 billion. Gafisa’s inventory reached R$2.2 billion and Tenda’s inventory totaled R$752.3 million.

▲       Throughout the 1Q14, the Company delivered 8 projects, totaling 1,796 units. The Gafisa segment delivered 524 units, while the Tenda segment delivered the remaining 1,272 units.

ANALYSIS OF RESULTS

Gafisa segment

Gross Margin Expansion and Reduction in Selling Expenses

During the past year, the Gafisa segment’s margins improved due to the delivery of legacy projects and the narrowing of the brand’s geographic footprint. Accordingly, the segment’s profitability increased. Adjusted gross profit totaled R$132.1 million in 1Q14, with margin of 35.7%, compared to 29.9% in 1Q13.

Results were also positively impacted by a 44.8% y-o-y reduction in the level of selling expenses, despite higher launch volumes.

Net Income

The first quarter net loss was R$2.3 million, compared to a loss of R$11.6 million in the year-ago period. Excluding the equity from Alphaville, negative at R$3.4 million, Gafisa segment net income in the 1Q14 was positive at R$1.1 million.

Below is a brief description of the main factors impacting results.

Gafisa Segment	1Q14	1Q13
Adjusted Gross Profit	116.5	109.8
Adjusted Gross Margin	35.7%	29.9%
Net Profit Ex-AUSA	1.1	(49.9)

Tenda segment

Gross Margin Expansion and Lower Expenses

The reduced contribution and complexity of Tenda legacy projects, coupled with the resumption of launches under a new business model, is resulting in a gradual improvement in the segment’s margins. At the end of 1Q13, adjusted gross profit was at R$1.9 million, while in the 1Q14, it reached R$15.6 million, with adjusted gross margin reaching 14.7%, compared to a margin of 1.3% in the 1Q13.

A streamlined cost structure also contributed to the segment’s first quarter results. Selling, general and administrative expenses decreased from a year earlier to R$12.7 million, with a sharp 43.3% reduction in selling expenses. This was mainly driven by the in-store sale process, which is one of the pillars of the new Tenda business model.

Net Income

The first quarter net loss was R$37.5 million, compared to a net loss of R$43.9 million in the 1Q13.

Tenda Segment	1Q14	1Q13
Adjusted Gross Profit	15.6	1.9
Adjusted Gross Margin	14.7%	1.3%
Net Profit	(37.5)	(43.9)

RECENT EVENTS

Extraordinary Dividends and Share Buyback Program

Following the completion of the sale of the Alphaville stake and the inflow of the transaction proceeds, in a meeting held on December 20, 2013, the Company’s Board of Directors approved the payment of interest on equity to shareholders in the amount of R$130,192,095.57, representing R$0.31112217224 per share. The payment was effective February 12, 2014.

Additionally, on April 25, 2014, at the Annual General Meeting, the payment of R$32,919,915.46 in supplementary dividends to the Company’s shareholders was approved, representing R$0.082486835998 per share, excluding treasury shares. The effective date for payment is still being evaluated by the Company and will be announced to the market as soon as defined.

For fiscal year 2013, the Company approved the payment of dividends totaling R$163,111,939.28 million (gross amount), or approximately R$0.37 per share, representing a dividend yield of 11.0% for the year.

Regarding the share buyback program in place, on April 30, 2014, the company had already acquired 23 million shares, around 71% of the total amount permitted, considering the maximum amount of 32,938,554 shares.

The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not obligate the Company to acquire any particular amount of shares in the market. The program may be suspended at any time.

On February 28, 2014, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions, which can repurchase the remaining balance of shares.

Annual General Meeting

On April 25, 2014, the Company’s Annual General Meeting was held, and we highlight the following resolutions:

i)              Reduction of the Board of Directors from 9 to 7 members, with the election of the following members for a term of 02 years: Odair Garcia Senra, Cláudio José de Carvalho Andrade, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira, Rodolpho Amboss and Francisco Vidal Luna;

ii)             Approval of the allocation of net income for the fiscal year 2013, and subsequent payment of approximately R$32.9 million as supplementary dividends, as mentioned above;

iii)            Establishment of up to R$13.4 million in total compensation to be paid to the Company’s management for the fiscal year 2014, approximately 19% less than the amount paid in 2013;

Key Numbers for the Gafisa Group

Table 1 – Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Launches	353,934	679,154	-47.9%	83,029	326.3%
Net pre-sales	187,555	454,457	-58.7%	101,116	85.5%
Pre-sales of Launches	37,915	264,049	-85.6%	11,696	224.2%
Sales over Supply (SoS)	7.9%	17.8%	-55.6%	5.0%	58.0%
Delivered projects, units	524	1,249	-58.0%	86	509.3%
Net Revenue	326,750	489,853	-33.3%	367,285	-11.0%
Gross Profit	88,890	174,429	-49.0%	87,768	1.3%
Gross Margin	27.2%	35.6%	-840 bps	23.9%	330 bps
Adjusted Gross Margin¹	35.7%	42.0%	-630 bps	29,9%	580 bps
Adjusted EBITDA	54,810	125,177	-56.2%	44,970	21.9%
Adjusted EBITDA Margin	16.8%	25.6%	-880 bps	12.2%	460 bps
Net Income (Loss)	-2,331	908,827	-100.3%	-11,621	-79.9%
Backlog revenues	1,429,230	1,550,618	-7.8%	1,951,419	-26.8%
Backlog results ³	526,273	547,346	-3.9%	677,546	-22.3%
Backlog margin ³	36.8%	35.3%	150 bps	34.7%	210 bps

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Ebitda from Gafisa segment does not consider the equity of AUSA, for all quarters, and does not include AUSA stake sale operation results in 4Q13.

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638

Key Numbers for Tenda

Table 2 - Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Launches	181,445	88,379	105.3%	113,696	59.6%
Net pre-sales	51,767	163,626	-68.4%	6,785	663.0%
Pre-sales of Launches	20,256	74,587	-72.8%	13,656	48.3%
Sales over Supply (SoS)	6.4%	20.9%	-69.4%	0.9%	611.1%
Delivered projects, units	1,272	2,719	-53.2%	795	60.0%
Net Revenue	105,951	214,897	-50.7%	140,265	-24.5%
Gross Profit	8,458	47,570	-82.2%	-9,623	-187.9%
Gross Margin	7.9%	22.1%	-1420 bps	-6.9%	1480 bps
Adjusted Gross Margin¹	14.7%	28.5%	-1380 bps	1.4%	1330 bps
Adjusted EBITDA	(24,913)	13,761	-281.0%	(25,493)	-2.3%
Adjusted EBITDA Margin	-23.5%	6.4%	-2990 bps	-18.2%	-530 bps
Net Income (Loss)	-37,460	12,457	-400.7%	-43,852	-14.6%
Backlog revenues	212,031	244,789	-13.4%	361,914	-4.1%
Backlog results ³	67,482	66,789	-1.0%	86,148	-21.7%
Backlog margin ³	31.8%	27.3%	450 bps	23.8%	800 bps

Key Consolidated Numbers

Table 3 - Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Launches	535,379	767,534	-30.2%	196,725	172.1%
Launches, units	1,866	2,020	-7.6%	1,185	57.5%
Pre-sales	239,323	618,083	-61.3%	107,901	121.8%
Pre-sales, units	767	2,280	-66.4%	361	112.5%
Pre-sales of Launches	58,171	338,636	-82.8%	25,352	129.5%
Sales over Supply (SoS)	7.5%	18.5%	-59.5%	3.9%	92.3%
Delivered projects	557,508	973,963	-42.8%	123,386	351.8%
Delivered projects, units	1,796	4,597	-60.9%	881	103.9%
Net Revenue	432,701	704,750	-38.6%	507,550	-14.7%
Gross Profit	97,348	221,999	-56.1%	78,145	24.6%
Gross Margin	22.5%	31.5%	-900 bps	15.4%	710 bps
Adjusted Gross Margin¹	30.5%	37.9%	-740 bps	22.0%	850 bps
Adjusted EBITDA ²	26,470	138,939	-80.9%	57.769	-54.2%
Adjusted EBITDA Margin ²	6.1%	19.7%	-1360 bps	11.4%	-830 bps
Adjusted Net Income (Loss) ²	(36,808)	896,078	-104.1%	(2,543)	1347.4%
Adjusted Net Margin ²	-8.5%	127.1%	-13560 bps	-0.5%	-800 bps
Net Income (Loss)	(39,879)	921,284	-104.3%	(55,473)	-28.3%
Backlog revenues	1,641,262	1,795,408	-8.6%	2,313,333	-29.1%
Backlog results ³	593,755	614,135	-3.3%	763,694	-22.3%
Backlog margin ³	36.2%	34.2%	200 bps	33.0%	320 bps
Net Debt + Investor Obligations	1,403,824	1,159,044	21.1%	2,485,372	-43.5%
Cash and cash equivalents	1,563,226	2,024,163	-22.8%	1,443,644	8.3%
Shareholder’s Equity	3,106,356	3,190,724	-2.6%	2,489,357	24.8%
Shareholder’s Equity + Minority shareholders	3,129,511	3,214,483	-2.6%	2,644,543	18.3%
Total Assets	7,618,063	8,183,030	-6.9%	8,530,374	-10.7%
(Net Debt + Obligations) / (Equity + Minority)	44.9%	36.1%	880 bps	94%	-4910 bps

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated Ebitda includes the AUSA equity effect, for all quarters, but does not consider the AUSA stake sale operation results in 4Q13.

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638.

Updated Status of the Separation Process

Initial Studies and First Steps

In early 2014, Gafisa’s management initiated studies to analyze the possible separation of the Gafisa and Tenda business units.

The separation would be the next step in a comprehensive plan initiated by management to enhance value creation for the Company and its shareholders.

During 1Q14, the Company made initial progress in separating some of Gafisa and Tenda’s administrative functions, initiating the corporate areas effective division process. By the end of the year, most of Gafisa and Tenda administrative structures will be segregated, operating independently.

At this moment, we highlight the following points:

(1) Definition of segregated corporate structures for Gafisa and Tenda;

(2) Assessment, understanding, sizing and necessary adjustments in processes and systems for separation of areas;

(3) Definition of the separation strategy, workforce, separation schedule for different areas, and major milestones on the process.

In parallel, the Company continues the studies related to separation alternatives of the two companies, assessing issues relating to capital structure, liquidity, and fiscal, tax, legal, corporate aspects, among others.

As previously announced to the market, with the completion of the turnaround process and in line with the intention of separating Gafisa and Tenda business units, Duilio Calciolari announced to leave the company, after 14 years of dedication to Gafisa. Therefore, on May 05, Sandro Gamba was named the new CEO of the Company. Until then, Sandro Gamba, was the CEO of Gafisa business unit, having held a number of leadership positions, in several areas of Gafisa business cycle, for more than 15 years dedicated to the Company.

Andre Bergstein remains as Chief Financial Officer and Rodrigo Osmo as CEO for Tenda.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the potential separation.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Operating Results

Gafisa Segment Launches and Pre-Sales

First quarter launches totaled R$353.9 million, represented by 3 projects/phases located in the cities of São Paulo and Rio de Janeiro. In the 1Q13, the segment registered R$83 million in launches.

The Gafisa segment’s 1Q14 gross pre-sales totaled R$267.9 million. Taking into account a 58% y-o-y decline in the volume of dissolutions, 1Q14 net pre-sales increased 85% y-o-y to R$187.5 million. Inventory accounted for 80% of sales, while the sale of units launched during the quarter represented the remaining 20%. The segment accounted for 66% of consolidated launches.

Table 4. Gafisa – Launches and Pre-sales (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Launches	353,934	679,154	-47.9%	83,029	326.3%
Pre-sales	187,555	454,457	-58.7%	101,116	85.5%

Sales over Supply (SoS)

1Q14 sales velocity increased to 7.9% from 5.0% in 1Q13. Considering the last 12 months, Gafisa’s SoS ended the 1Q14 at 32.3%. SoS of launches reflects a lower conversion rate (visits x sales) in the quarter due to a longer time limit on the buyer's decision making process, associated with a concentration of launches in late March. The sales performance of these launches will be continued throughout 2Q13.

Dissolutions

The Company has shown a consistent reduction in their level of dissolutions. Gafisa segment dissolutions declined 58.1% y-o-y, in keeping with a decline in the level of dissolutions to a more stable level.

Of the 148 Gafisa segment units cancelled and returned to inventory, 39% were resold in the period.

Inventory

In 1Q14, Gafisa maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 80% of total sales in the first quarter. The market value of Gafisa segment inventory reached R$2.2 billion in the 1Q14, as compared to R$2.1 billion in the previous quarter. Finished units outside of core markets accounted for R$256.9 million, or 12% of total inventory.

Table 6. Gafisa – Inventory at Market Value (R$000)

	Inventories BoP 4Q13	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories EoP 1Q14	% Q/Q
São Paulo	1, 435,653	164,333	-71,079	205,166	-84,765	1,381,135	-3.8%
Rio de Janeiro	392,141	189,601	-1,454	29,982	8,081	561,294	43.1%
Other Markets	272,416	-	-7,892	32,832	9,391	256,867	-5.7%
Total	2,100,210	353,934	80,424	-267,980	-67,293	2,199,296	4.7%

During the same period, finished units comprised R$309.8 million, or 14% of total inventory. Of this amount, inventory from projects launched outside core markets totaled R$196.7 million. We emphasize that the Company has seen evolution in the sales velocity in these markets over the past few quarters, and we believe that by the end of 2015 we should be able to monetize such inventory in the so called non-core markets.

Table 7. Gafisa Segment – Inventory at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total QT14
São Paulo	411,703	170,173	582,996	123,701	92,562	1,381,135
Rio de Janeiro	174,892	95,806	218,128	51,941	20,528	561,294
Other Markets	-	-	-	60,186	196,681	256,867
Total	586,595	265,979	801,124	235,829	309,770	2,199,296

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.4 billion, is comprised of 34 different projects/phases located exclusively  in core markets. Amounting to nearly 11.4 thousand units, 78% are located in São Paulo and 22% in Rio de Janeiro. The largest portion of swapped land in Rio de Janeiro, ends up impacting the total land acquired through swaps, which now reaches 59.7%.

Table 8. Gafisa - Landbank 1Q14

	PSV - R$ mm (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (% co)	Potential units (100%)
São Paulo	4,944,213	44.8%	44.0%	0.8%	9,664	10,994
Rio de Janeiro	1,414,269	90.0%	90.0%	0.0%	1,725	1,728
Total	6,358,482	59.7%	59.1%	0.6%	11,388	12,722

Table 9. Gafisa - Changes in the Landbank 1Q14

	Inicial Landbank	Land Aquisition	Lunches	Adjusts	Final Landbank
São Paulo	4,867,242	231,234	164,333	10,071	4,944,213
Rio de Janeiro	1,610,940	-	189,601	-7,070	1,414,269
Total	6,478,182	231,234	353,934	3,001	6,358,482

In the 1Q14, the Company expanded its landbank by an additional PSV of R$231.2 million, representing an acquisition cost of R$49.9 million. Of this total, 87.3% was acquired with cash, and 12.7% through swap agreements. In reference to the land acquired in the quarter, about R$ 8.8 million has already been paid in 1Q14, and approximately another R$34.4 million are to be disbursed by the end of the year.

First quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During the 1Q14, Gafisa Vendas – an independent sales unit of the Company, with operations in Sao Paulo and Rio de Janeiro, - accounted for 52.8% of gross sales. Gafisa Vendas currently has a team of 485 highly trained, dedicated consultants, combined with an online sales force.

Gafisa Segment Delivered Projects

During 1Q14, Gafisa delivered 4 projects/phases and 524 units.

Table 10. Gafisa Segment - Delivered Projects

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
PSV Transferred [1]	230,900	295,487	-21.9%	225,729	2.3%
Delivered Projects	4	6	-33.3%	1	300.0%
Delivered Units	524	1,110	-52.8%	86	509.3%
Delivered PSV [2]	458,420	480,460	-4.6%	38,995	1075.6%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions. 2– PSV refers to potential sales value of delivered units.

Financial Results

Income

Net income for the Gafisa segment in 1Q14 totaled R$326.7 million, down 11% versus the prior year period. The result was impacted by revenues pegged to developments with a less real estate appropriation, in comparison with the previous year.

In the 1Q14, approximately 94.7% of Gafisa Segment revenues were derived from projects in Rio de Janeiro/ São Paulo, while only 5.3% were derived from projects in non-core markets. The table below provides additional details.

Table 11. Gafisa - Pre-Sales and Recognized Revenues, by Launch Year (R$000)

	1Q14				1T13
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2014	37,915	20.2%	-	-	-	-	-	-
2013	51,495	27.5%	25,220	7.7%	11,696	11.6%	-	-
2012	28,773	15.3%	85,423	26.1%	131,985	130.5%	142,409	38.8%
≤ 2011	69,373	37.0%	216,106	66.1%	- 42,565	-42.1%	224,876	61.2%
Total	187,555	100.0%	326,750	100.0%	101,116	100.0%	367,285	100.0%
SP + RJ	162,615	86.7%	309,448	94.7%	117,618	116.3%	365,285	99.,5%
Other Markets	24,940	13.3%	17,302	5.3%	-16,501	-16.3%	2,000	0.5%

Gross Profit & Margin

Gross profit for the Gafisa segment in 1Q14 was R$88.9 million, compared to R$87.8 million in 1Q13. Gross margin for the quarter was 27.2%, up 3.3 percentage points over the previous year. Gafisa’s margins have improved, in keeping with the delivery of legacy projects and the narrowing of the segment’s geographic footprint. Excluding financial impacts, the adjusted gross margin reached 35.7%.

It is noteworthy that in the last two quarters of 2013, gross margin was positively impacted due to the reversal of provisions in some Gafisa developments, and also due to positive INCC variation.

Find below more details about the composition of Gafisa’s gross margin in 1Q14.

Table 12. Gafisa – Gross Margin (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net Revenue	326,750	489,853	-33.3%	367,285	-11.0%
Gross Profit	88,890	174,429	-49.0%	87,768	1.3%
Gross Margin	27.2%	35.6%	-840 bps	23.9%	330 bps
( - ) Financial costs	(27,640)	(31,231)	-	(22,075)	-
Adjusted Gross Profit	116,530	205,660	-43.4%	109,843	6.1%
Ajusted Gross Margin	35.7%	42.0%	-630 bps	29.9%	580 bps

Table 13. Gafisa – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	1Q14
Net Revenue	309,448	17,302	326,750
Adjusted Gross Profit	116,237	292	116,529
Ajusted Gross Margin	37.6%	1.7%	35.7%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$51.4 million in the 1Q14, a 21% decrease when compared with the R$64.8 million reported in 1Q13. This decrease primarily reflects a lower volume of selling expenses that despite a higher volume of launches, has presented a reduction of R$15.4 million, 44.8% lower than the previous year, result of better balance in marketing expenses and sales commission.

The segment’s general and administrative expenses grew by 6.8% compared to 1Q13, reaching R$32.4 million in 1Q14 due to the non-recurring effect of the payment of R$2.2 million for advisory services due to Alphaville operation. Excluding this effect, the Company’s general and administrative expenses would have reached R$30.2 million, in line with the previous year.

Table 14. Gafisa – SG&A Expenses (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Selling Expenses	18,995	36,927	-48.6%	34,441	-44.8%
General & Administ. Expenses	32,449	46,134	-29.7%	30,373	6.8%
Total SG&A Expenses	51,444	83,061	-38.1%	64,814	-20.6%
Launches	353,934	679,154	-47.9%	83,029	326.3%
Net Pre-Sales	187,555	454,457	-58.7%	101,116	85.5%
Net Revenue	326,750	489,853	-33.3%	367,285	-11.0%

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$54.8 million in the 1Q14, up 14.3%, as compared to R$45.0 million in the previous year. Note that adjusted EBITDA does not consider the impact of Alphaville equity. The adjusted EBITDA margin, using the same criteria, was 16.8%, compared with a margin of 12.2% in the year-ago period.

In the 1Q14, despite a modest decrease in net revenues, the Company's operating performance benefited from the following factors: (i) a 5.8 percentage point expansion in adjusted gross margin compared to the 1Q13; and (ii) a R$13.4 million, or 20.6%, y-o-y reduction in SG&A.

Table 15. Gafisa - Adjusted EBITDA (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net (Loss) Profit	(2,331)	908,827	-100.3%	(11,621)	-79.9%
(+) Financial results	7,824	28,916	-72.9%	52,096	-85.0%
(+) Income taxes	4,022	(14,612)	-127.5%	2,916	37.9%
(+) Depreciation & Amortization	11,206	21,160	-47.0%	6,486	72.8%
(+) Capitalized interests	27,640	31,231	-11.5%	22,075	25.2%
(+) Expenses w/ stock options	3,570	3,652	-2.2%	4,628	-22.9%
(+) Minority shareholders	(548)	(29,100)	-98.1%	6,682	-108.2%
(-) AUSA Effect Result	(3,427)	(824,897)	-	38,292	-108.9%
Adjusted EBITDA	54,810	125,177	-56.2%	44,970	21.9%
Net revenue	326,750	489,853	-33.3%	367,285	-11.0%
Adjusted EBITDA Margin	16.8%	25.6%	-880 bps	12.2%	+460 bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

*In 4Q13, besides the effect of the AUSA equity, the operation result was discounted, EBITDA reflects equity interests in each period: 30% in 1Q14; 100% in 4Q13 and 80% in the 1Q13.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$526.3 million in the 1Q14. The consolidated margin for the quarter was 36.8%, an increase of 150 bps compared to the result posted in 4Q13 and 210 bps over 1Q13. The table below shows the backlog margin:

Table 16. Gafisa - Results to be recognized (REF) by company (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Revenues to be recognized	1,429,230	1,550,618	-7.8%	1,951,419	-26.8%
Costs to be recognized (units sold)	-902,957	-1,003,272	-10.0%	-1,273,873	-29.1%
Results to be Recognized	526,273	547,346	-3.8%	677,546	-22.3%
Backlog Margin	36.8%	35.3%	150 bps	34.7%	210 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Tenda Segment Launches

First-quarter launches totaled R$181.4 million and included 4 projects/phases in 4 states. The brand accounted for 34% of 1Q14 consolidated launches.

During 1Q14, gross sales reached R$244.9 million, while net pre-sales totaled R$51.8 million. Sales from inventory accounted for 61% of the total, while sales from units launched during 1Q14 accounted for the remaining 39%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions. During 1Q14, 1,278 units, representing R$147.6 million in net pre-sales, were transferred to financial institutions.

Table 17. Tenda – Launches and Pre-sales (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Launches	181,445	88,379	105%	113,696	60%
Pre-sales	51,767	163,626	-68%	6,785	663%

Sales over Supply (SoS)

In 1Q14, sales velocity (sales over supply) rose to 6.4%, compared to 0.9% in 1Q13. Considering the last 12 months, Tenda SoS ended the 1Q14 at 41.6%.

Dissolutions

The volume of 1Q14 dissolutions was down 58.6% versus the 4Q11, when the restructuring process began, and was 16.9% lower on a y-o-y basis.

As expected, due to the high volume of deliveries in recent quarters, the level of cancellations in the Tenda segment increased compared to the 4Q13, particularly among older programs and those in the Minha Casa, Minha Vida program. Changes to bank credit criteria over the second half of 2013, which impacted the ability of some customers to secure financing, also impacted the level of cancellations for that period. Approximately 80% of 1Q14 dissolutions in the Tenda segment were related to old projects.

Table 18. Tenda – Net Pre-sales by Market (R$000)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	92,057
Dissolutions	-	-	-	-	-	-2,126	-7,433	-6,293	-31,546
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,511
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	152,875
Dissolutions	-339,585	-329,127	-263,751	-317,589	-232,517	-155,722	-126,038	-68,769	161,619
Net Sales	-90,443	15,728	30,050	-29,653	-6,871	114,956	97,872	85,429	-8,744
Total
Dissolutions	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,259
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931
Dissolutions	-339,585	-329,127	-263,751	-317,589	-232,517	-157,848	-133,471	-75,062	-193,164
Net Sales	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151	163,626	51,767
Total (R$)	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151	163,626	51,767
MCMV	-95,759	21,461	7,977	-3,630	36,191	142,602	119,215	122,428	57,157
Out of MCMV	6,316	-5,733	22,074	-26,023	-29,406	29,239	30,936	41,198	-5,390

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers.

Of the 1,223 Tenda units cancelled and returned to inventory, 47% were resold to qualified customers during the same period. In 1Q14, 55% of dissolutions related to the new Tenda model were resold in the same period. It is important to note the importance of the sale and transfer process contained in the New Tenda Business Model, in which within 90 days the customer will either sign the financing agreement with the financial institution, or will have his/her contract cancelled.

Tenda Segment Transfers

In the 1Q14, Tenda transferred 1,278 units to financial institutions, representing R$147.6 million.

Table 19. Tenda - PSV Transferred - Tenda (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
New Projects	53,992	42,921	25,8%	-	-
Legacy Projects	93,604	145,038	-35,5%	274,538	-65.9%
PSV Transferred1	147,596	187,959	-21,5%	274,538	-46.2%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions.

Tenda Segment Delivered Projects

During 1Q14, Tenda delivered 4 projects/phases and 1,272 units.

Inventory

Tenda has achieved satisfactory results in its inventory reduction initiatives, with inventory representing 61% of total sales. The market value for Tenda inventory was R$752.3 million at the end of the first quarter, compared to R$618.4 million at the end of 2013. The inventory related to the remaining units for the Tenda segment totaled R$495.0 million or 65.8% of the total. During the period, inventory comprising units within the Minha Casa, Minha Vida program totaled R$491.9 million, or 65.4% of total inventory, while units outside the program totaled R$260.3 million in the 1Q14.

Table 20. Tenda -  Inventory at Market Value 1Q14 x 4Q13 (R$000) – Tenda Segment  by Region

	Inventories IP1¹ 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other 5	Inventories FP2 4Q13	% Q/Q³
São Paulo	173,138	16,400	-41,210	50,791	-10,068	189,051	9%
Rio de Janeiro	97,116	63,814	-21,128	34,963	-29,645	145,119	49%
Minas Gerais	52,896	-	-40,397	26,871	12,699	52,069	-2%
Nordeste	56,199	101,231	-20,821	48,348	-55,941	129,016	130%
Outros	239,082	-	-69,608	83,959	-16,386	237,047	-1%
Total Tenda	618,431	181,445	193,164	-244,931	4,193	752,302	21.6%
MCMV	376,525	181,445	-109,040	166,197	-123,134	491,992	30.7%
Out of MCMV	241,906	-	-84,124	78,734	23,793	260,309	7.6%

Note: 1) BoP beginning of period – 3Q13. 2) EoP end of period – 4Q13.  3) % Change 4Q13 versus 3Q13. 4) 4Q13 sales speed. 5) projects canceled during the period.

Table 21. Tenda - Inventory at Market Value – Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
New Model - MCMV	195,852	36,972	24,388	-	48	257,260
Legacy - MCMV	-	-	76,522	28,322	129,888	234,732
Legacy – Out of MCMV	-	-	5,546	38,076	216,687	260,309
Total Tenda	195,852	36,972	106,457	66,398	346,624	752,302

Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$3.0 billion, is comprised of 24 different projects/phases located exclusively in core markets. 28.1% are located in São Paulo, 15.9% in Rio de Janeiro, 13.3% in Minas Gerais and 42.7% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 17.7 thousand units.

Table 22. Landbank - Tenda Segment

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	832,139	9.2%	9.2%	-	6,610	6,656
Rio de Janeiro	471,885	20.4%	20.4%	-	3,670	3,723
Northeast	1,263,732	13.7%	13.7%	-	10,462	10,540
Minas Gerais	392,871	66.3%	43.2%	23.1%	3,167	3,280
Total	2,960,627	22.5%	18.4%	4.0%	23,909	24,199

Table 23. Tenda – Changes in the Landbank

	Inicial Landband	Land aquisition	Launches	Adjusts	Final Landbank
São Paulo/Sul	706,344	28,264	16,400	113,931	832,139
Rio de Janeiro	524,684	-	63,814	11,014	471,885
Nordeste	803,293	457,614	101,231	104,056	1,263,732
Minas Gerais	393,283	-		- 411	392,871
Total	2,427,604	485,878	181,445	228,590	2,960,627

In the 1Q14, the Company expanded its landbank with an additional potential PSV of R$485.9 million, representing an acquisition cost of R$32.5 million. Out of this total, 91.9% was acquired for cash, and 8.1% by swap. In reference to the land acquired in the quarter, about R$3.5 million has already been paid in 1Q14, and approximately  R$13.4 million are to be disbursed by the end of 2014.

New Model Update and Turnaround

Tenda began 2014 continuing the resumption of its launches within the New Business Model, based on three basic pillars: operational efficiency, risk management and capital discipline. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Nordeste (Bahia and Pernambuco), with a PSV of R$427.6 million to date. Below is a brief description of the performance of these projects:

Table 24. Tenda – New Model: Launched Projects

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Ch. Campo Limpo	Verde Vida F2	Parque Rio Maravilha	Renacença Candeias
Launch	Mar/13	Mar/13	May/13	Jul13	Aug/13	Nov/13	Dec/13	Jan/14	Mar/13	Mar/13
Local	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE
Units	580	440	240	340	260	300	300	340	440	432
Total PSV (R$000)	65,145	45,903	31,220	38,563	40,842	39,713	48,000	42,405	63,814	57,024
Sales	577	341	195	261	232	96	127	43	55	52
% Sales	99%	78%	82%	77%	89%	32%	42%	13%	13%	12%
SoS average (month)	8%	6%	7%	9%	11%	6%	10%	4%	12%	12%
Transferred	565	178	162	218	215	55	100	3	-	-
% Transferred	98%	52%	83%	84%	93%	57%	79%	7%	-	-
Work progress	89%	86%	72%	17%	2%	12%	-	-	-	-

Tenda remains focused on the completion and delivery of its remaining projects, and is also dissolving contracts with non-eligible clients, so as to sell the units to qualified customers.

The run-off of legacy projects is on schedule and shall be mostly concluded in 2014, with approximately 95% of the remaining units being delivered by the end of the year

Financial Result

Revenues

Tenda’s net revenue in 1Q14 totaled R$105.9 million, a reduction of 24% compared with the previous year. The decline reflects the resumption of Tenda launches in the 1Q13 following a period during which launch activity was halted while a new business model was developed. As shown in the table below, revenues from new projects accounted for 55.0% of Tenda’s revenues in 1Q14, while revenues from older projects accounted for the remaining 45.0%.

Table 25. Tenda - Pre-Sales and Recognized Revenues (R$000)

	1Q14				1Q13
Launches	Pre-Sales	% Sales	Revenues	% Revenues	Pre-Sales	% Sales	Revenues	% Revenues
2014	20,256	39.1%	-	-	-	-	-	-
2013	40,255	77.8%	58,245	55.0%	13,656	201.3%	-	-
2012	-	-	-	-	-	-	-	-
≤ 2011	-8,744	-16.9%	44,215	41.7%	-6,871	-101.3%	140,265	100.0%
Landbank Sale	-	-	3,491	3.3%	-	-	-	-
Total	51,767	100.0%	105,951	100.0%	6,785	100.0%	140,265	100.0%
Legacy	-8,744	-16.9%	47,706	45.0%	-6,871	-101.3%	140,265	100.0%
New Model	60,511	116.9%	58,245	55.0%	13,656	201.3%	-	-

Gross Profit & Margin

Gross profit in 1Q14 was R$8.5 million, an increase of 188% compared to a loss of R$9.6 million in 1Q13. Gross margin for the quarter reached 8.0%, an increase of 14.8 percentage points from the prior-year period. The improvement in gross margin reflects the delivery of Tenda legacy projects. At the same time, the contribution of projects developed under Tenda’s new business model, which contain higher margins, is increasing, as observed in recent quarters.

It is noteworthy that in the last quarters of 2013, Tenda’s gross margin was positively impacted due to the reversal of provisions in some of its developments, and also due to positive INCC variation.

Below is the Tenda’s gross margin breakdown for 1Q14. Note that the gross margin of the first projects under Tenda’s new business model benefits from the use of landbank acquired in the past, allowing greater profitability.

Table 26. Tenda – Gross Margin (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net Revenue	105,951	214,897	-50.7%	140,265	-24.5%
Gross Profit	8,458	45,570	-81.4%	(9,623)	-187.9%
Gross Margin	8.0%	22.1%	-1410bps	-6.9%	1490bps
( - ) Financial costs	(7,105)	(13,644)	-47.9%	(11,519)	-38.3%
Adjusted Gross Profit	15,563	61,214	-74.6%	1,896	720.8%
Adjusted Gross Margin	14.7%	28.5%	-1380bps	1.3%	1340bps

Selling, General, and Administrative Expenses (SG&A)

During 1Q14, selling, general and administrative expenses totaled R$30.8 million, a decrease of 29.1% compared to R$43.4 million in 1Q13. The decline reflects the Company's efforts to adapt its cost and expense structure to the size of its operations.

Selling expenses totaled R$11.8 million in the 1Q14, a decrease of 43.3% compared to 1Q13, due to the following: (i) consolidation over time of the sales transaction through the store, started with the New Model in early 2013; (ii) adjustments to the Tenda’s sales team compensation and commissioning policy, reflecting the new business model; (iii) smaller representation of the legacy projects impacting Tenda’s cost structure.

Table 27. Tenda – SG&A Expenses (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Selling Expenses	11,787	16,930	-30.44%	20,779	-43.3%
General & Administ. Expenses	18,970	30,130	-37.0%	22,632	-16.2%
Total SG&A Expenses	30,757	47,060	-34.6%	43,411	-29.1%
Launches	181,445	88,379	105.3%	113,696	59.6%
Net Pre-Sales	51,767	163,626	-68.4%	6,785	663.0%
Net Revenue	105,951	214,897	-50.7%	140,265	-24.5%

Adjusted EBITDA

Adjusted EBITDA was negative R$24.9 million in 1Q14, compared to negative adjusted EBITDA of R$25.5 million in 1Q13.

Despite the lower level of revenue, the Company was able to improve its operating performance due to the expansion of its gross margin and efforts to streamline its cost and expense structure.

Table 28. Tenda - Consolidated Adjusted EBITDA (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net (Loss) Profit	(37,460)	12,457	-400.7%	(43,852)	-14.6%
(+) Financial results	90	2,274	-96.0%	(2,931) (2.931)	-103.1%
(+) Income taxes	2,575	(3,024)	-185.2%	3,521	-26.9%
(+) Depreciation & Amortization	2,816	3,281	-14.2%	2,923	-3.7%
(+) Capitalized interests	7,105	13,644	-47.9%	11,519	-38.3%
(+) Expenses w/ stock options	19	52	-63.5%	33	-42.4%
(+) Minority shareholders	(58)	190	-130.5%	3,294	-101.8%
(-) AUSA Effect Result	-	(15,113)	-	-	-
Adjusted EBITDA	(24,913)	13,761	-281.0%	(25,493)	-2.3%
Net revenue	105,951	214,897	-50.7%	140,265	-24.5%
Adjusted EBITDA Margin	-23.5%	6.4%	-2990bps	-18.2%	-530bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$67.5 million in 1Q14. The consolidated margin for the quarter was 31.8%, an increase of 800 basis points compared to the 1Q13.

Table 29. Results to be recognized (REF) (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Revenues to be recognized	212,031	244,789	-13.4%	361,914	-4.1%
Costs to be recognized (units sold)	(144,550)	(178,001)	-18.8%	(275,766)	-47.6%
Results to be Recognized	67,482	66,789	-1.0%	86,148	-21.7%
Backlog Margin	31.8%	27.3%	450 bps	23.8%	800 bps

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the PVA (Present Value Adjustment) method introduced by Law nº 11,638

The amounts include projects still under suspension clause.

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On March 31, 2014, cash and cash equivalents, and securities, totaled R$1.6 billion.

Accounts Receivable

At the end of the 1Q14, total consolidated accounts receivable decreased 23.7% y-o-y to R$3.8 billion, and was 8.1% below the R$4.1 billion recorded in the 4Q13.

Currently, the Gafisa and Tenda segments have approximately R$620.1 million in accounts receivable from finished units.

Table 30. Total receivables (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,703,437	1,863.422	-8.6%	2,400,969	-29.1%
Receivables from PoC – ST (on balance sheet)	1,721,676	1,909.877	-9.9%	2,174,750	-20.8%
Receivables from PoC – LT (on balance sheet)	332,120	313,791	5.8%	345,566	-3.9%
Total	3,757,233	4,087,090	-8.1%	4.921.285	-23.7%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Cash Generation

Operational cash generation performed well in the first quarter. The Company ended 1Q14 with operating cash flow of R$107.3 million, reflecting: (i) the transfer/receiving process for units sold with financing agents (R$418.6 million was transferred during the period), and; (ii) greater control over the Company’s business cycle. Gafisa had operational cash generation of R$99,1 million, while Tenda reached R$8.2 million.

Free cash generation for the period was positive, ending the 1Q14 with R$20.5 million, excluding the following effects: (i) R$55.2 million disbursed in the share buyback program for the period; (ii) R$63.6 million for tax payment from AUSA sale operation, considering any tax credits and; (iii) payment of interest on own capital in the amount of R$130.2 million.

Table 32. Cash Generation

	1Q13	2Q13	3Q13	4Q13	1Q14
Availabilities	1,146,176	1,101,160	781,606	2,024,163	1,563,226
Change in Availabilities(1)	(102,055)	(45,016)	(319,555)	1,242,557	(460,940)
Total Debt + Investor Obligations	3,602,105	3,620,378	3,639,707	3,183,208	2,967,050
Change in Total Debt + Investor Obligations(2)	(16,740)	18,273	19,329	(456,499)	(216,158)
Other changes (share buyback + AUSA transaction + IOC)(3)	-	35,634	370,998	(1,520,913)	265,284
Cash Generation in the period (1) + (2) + (3)	(85,315)	(27,655)	32,114	178,143	20,502
Cash Generation Final	(85,315)	(112,970)	(80,856)	97,289	20,502

Liquidity

At the end of March, 2014, the Company’s Net Debt/Equity ratio reached 44.9%, compared to leverage of 36.1% in the previous quarter and 94.0% in the 1Q13.

Excluding project finance, the Net Debt/Equity ratio showed a negative ratio of 18.9%.

The Company's consolidated gross debt reached R$2.9 billion at the end of 1Q14, compared to R$3.2 billion at the end of 2013. As previously announced, the Company intends to use part the proceeds of the Alphaville transaction to reduce its gross debt. In the 1Q14, the Company amortized R$435.5 million in debt, of which R$217.4 million in project debt and the remaining R$218.2 million in corporate debt, which equates to around 29% of total maturities by the end of 2014.

Table 33. Debt and Investor Obligations

Type of obligation (R$000)	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Debentures - FGTS (A)	985,084	961,416	2.5%	1,189,918	-17.2%
Debentures - Working Capital (B)	473,333	459,802	2.9%	584,890	-19.1%
Project Financing SFH – (C)	1,011,377	1,088,258	-7.1%	790,881	27.9%
Working Capital (D)	474,041	550,052	-13.8%	1,146,952	-58.7%
Total (A)+(B)+(C)+(D) = (E)	2,943,835	3,059,528	-3.8%	3,712,641	-20.7%
Investor Obligations (F)	23,215	123,680	-81.2%	216,375	-89.3%
Total debt (E) + (F) = (G)	2,967,050	3,183,207	-6.8%	3,929,016	-24.5%
Cash and availabilities (H)	1,563,226	2,024,163	-22.8%	1,443,644	8.3%
Net debt (G)-(H) = (I)	1,403,824	1,159,044	21.1%	2,485,372	-43.5%
Equity + Minority Shareholders (J)	3,129,509	3,214,483	-2.6%	2,644,543	18.3%
ND/Equity (I)/(J) = (K)	44.9%	36.1%	880bps	94.0%	-4910bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-18.9%	-28%	910bps	19%	-3790bps

The Company ended the first quarter of 2014 with R$1.2 billion of total debt due in the short term. It should be noted, however, that 56% of this volume relates to debt linked to the Company's projects.

Table 34 - Debt Maturity

(R$ mil)	Custo medio (a.a.)	Total	Until Mar/15	Until Mar/16	Until Mar/17	Until Mar/18	After Mar/18
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	985,084	286,306	348,778	150,000	200,000	-
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	473,333	315,129	149,615	8,589	-	-
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	1,011,377	367,436	412,023	178,092	53,826	-
Working Capital (D)	CDI + (1,30% - 3,04%)	474,041	193,022	163,955	98,277	18,787	-
Total (A)+(B)+(C)+(D) = (E)		2,943,835	1,161,893	1,074,371	434,958	272,613	-
Investor Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	23,215	12,421	6,081	3,573	1,140	-
Total debt (E) + (F) = (G)		2,967,050	1,174,314	1,080,452	438,531	273,753	-
% Total maturity per period			40%	36%	15%	9%	-
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)			55.7%	70.4%	74.8%	92.7%	-
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)			44.3%	29.6%	25.2%	7.3%	-
Ratio Corporate Debt / Mortgages		66%/34%

Financial Results

Revenue

On a consolidated basis, net revenue in the 1Q14 totaled R$432.7 million, down 15% over the previous year.

In the 1Q14, the Gafisa segment represented 69.5% of revenues and Tenda accounted for the remaining 30.5%.

Gross Profit & Margin

Gross profit in 1Q14 was R$97.3 million, an increase of 25% compared to the R$78.1 million reported in 1Q13. Gross margin for the quarter was 22.5%, up 7.1 percentage points over the previous year. The gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain higher margins. The increased contribution of more profitable projects to consolidated results can be observed throughout 2013 and the first quarter of 2014.

Table 35. Gafisa Group – Gross Margin (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net Revenue	432,701	704,750	38.6%	507,550	-14.7%
Gross Profit	97,348	221,999	-56.1%	78,145	24.6%
Gross Margin	22.5%	31.5%	-28.6%	15.4%	46.1%
( - ) Financial costs	(34.7)	(44.9)	-22.7%	(33.6)	3.3%
Adjusted Gross Profit	132.1	266.9	-50.5%	111.7	18.2%
Ajusted Gross Margin	30.5%	37.9%	-740bps	22.0%	850bps

Selling, General, And Administrative Expenses (SG&A)

SG&A expenses totaled R$82.2 million in the 1Q14, a 24% decrease when compared with the R$108.2 million reported in 1Q13. This decrease primarily reflects a decline in selling expenses in Gafisa and Tenda segments, which reached R$30.8 million in 1Q14, a decrease of 44% compared to 1Q13.

Table 36. Gafisa Group – SG&A Expenses  (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Selling Expenses	30,782	53,857	-42.8%	55,220	-44.3%
General & Administ. Expenses	51,419	76,264	-32.6%	53,005	-3.0%
Total SG&A Expenses	82,201	130,121	-36.8%	108,225	-24.0%
Launches	535,379	767,534	-30.2%	196,725	172.1%
Net Pre-Sales	239,323	618,083	-61.3%	107,901	121.8%
Net Revenue	432,701	704,750	-38.6%	507,550	-14.7%

With the turnaround process virtually complete, the Company is seeking greater stabilization in its cost and expense structure and SG&A. In 2014, the Company is looking to improve productivity and increase the efficiency of its operations.

Adjusted EBITDA

Adjusted EBITDA totaled R$26.5 million in the 1Q14, considering the Alphaville equity impact. The adjusted EBITDA margin, using the same criteria, was 6.1%, compared with an 11.4% margin reported in the previous year.

Table 37. Gafisa Group - Consolidated Adjusted EBITDA (R$000)

	1Q14	4Q13*	Q/Q (%)	1Q13	Y/Y (%)
Net (Loss) Profit	(39,791)	921,284	-104.3%	(55,473)	-28.3%
(+) Financial results	7,914	31,190	-74.6%	49,165	-83.9%
(+) Income taxes	6,597	(17,636)	-137.4%	6,437	2.5%
(+) Depreciation & Amortization	14,022	24,441	-42.6%	9,409	49.0%
(+) Capitalized interests	34,745	44,875	-22.6%	33,594	3.4%
(+) Expenses w/ stock options	3,589	3,704	-3.1%	4,661	-23.0%
(+) Minority shareholders	(606)	(28,909)	-97.9%	19,396	-103.1%
(-) AUSA Sale Result	-	(840,010)	-	-	-
Adjusted EBITDA[1]	26,470	138,939	-80.9%	57,769	-54.2%
Net Revenues	432,701	704,750	-38.6%	507,550	-14.7%
Margem EBITDA Ajustada	6.1%	19.7%	-1360bps	11.4%	-530bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

*In 4Q13, besides the effect of the AUSA equity, the operation result was discounted, EBITDA reflects equity interests in each period: 30% in 1Q14; 100% in 4Q13 and 80% in the 1Q13.

Depreciation and Amortization

Depreciation and amortization in the 1Q14 reached R$14.0 million, an increase over the R$9.4 million recorded in the 1Q13, due to higher amortization related to the Company's sales booths.

Financial Results

The net financial result was negative R$7.9 million in the 1Q14, an improvement compared to the net financial result of negative R$49.2 million in 1Q13. Financial revenues totaled R$44.2 million, a 133% y-o-y increase due to higher cash balances and higher interest rates in the period. Financial expenses reached R$52.1 million, compared to R$68.1 million in 1Q13, impacted by lower debt volume and also by higher interest rates in the period.

Taxes

Income taxes, social contribution and deferred taxes for 1Q14 amounted to R$6.5 million.

Net Income

Gafisa Group ended the 1Q14 with a net loss of R$39.8 million. Excluding the equity of Alphaville, the Company’s net loss was R$36.4 million in the quarter, compared to a net loss of R$93.8 million recorded in 1Q13.

Consolidated Results	1Q14	1Q13
Gross Profit	97.3	78.1
Gross Margin	22.5%	15.4%
Adjusted Gross Profit	132.1	111.7
Adjusted Gross Margin	30.5%	22.0%
Adjusted EBITDA	26.5	57.8
Net Profit	(39.8)	(55.5)
( - ) AUSA Equity	(3.4)	38.3
Net Profit Ex-AUSA	(36.4)	(93.8)

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$593.7 million in the 1Q14. The consolidated margin for the quarter was 36.2%, an increase of 197 bps compared to the result posted in 4Q13. The table below shows the backlog margin by segment:

Table 38. Gafisa Group - Results to be recognized (REF)  (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Revenues to be recognized	1,641,262	1,795,408	-8.6%	2,313,333	-29%
Costs to be recognized (units sold)	-1,047,507	-1,181,273	-11.3%	-1,549,639	-32%
Results to be Recognized	593,755	614,135	-3.3%	763,694	-22%
Backlog Margin	36,2%	34.2%	200 bps	33.0%	320 bps

ALPHAVILLE

A Alphaville sells R$ 120 million in the 1st Quarter 2014

São Paulo, May 9th, 2014 – Alphaville Urbanismo SA releases its results for the 1st quarter 2014 (1Q14), which are subjected to review by auditors.

Launches

The company ended the 1st quarter 2014 with R$ 103 million of launches, 10% below the volume of launches of the same period of last year.

Sales

In this quarter, the sales volume was R$ 120 million, 9% above the sales volume of the same period of 1Q13.

Financial Results

During this quarter, net revenues came at R$ 151 million, 7,2% below the net revenues of 1Q13. The main reason was the non-cash impact of the SELIC change on the NPV of receivables.

Lower revenues and the non-recurring expenses associated to the spin off the back office from Gafisa result in a lower net profit.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3030-6314.

OUTLOOK

First quarter launches totaled R$535.4 million, a 172% increase compared to 1Q13. The result represented 23% of the mid-point of the 2014 guidance range. Gafisa segment accounted for 66% of launches and Tenda represented the remaining 34%.

Table 39. Guidance - Launches (2014E)

	Guidance (2014E)	Actual Figures 1Q14A	1Q14A / Mid-point of Guidance
Consolidated Launches	R$2.1 – R$2.5 bi	535.4 million	23%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bi	353.9 million	22%
Tenda Launches	R$600 – R$800 mn	181.4 million	26%

With the completion of the sale of the Alphaville stake in 2013, the Company entered 2014 with a solid liquidity position. As reported in this release, the Company`s Net Debt/Equity ratio reached 44.9% at the end of 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 40. Guidance - Leverage (2014E)

	Guidance (2014E)	Actual Figures 1Q14	1Q14 / Mid-point of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	44.9%	-

The Company is also providing guidance on its administrative structure. Administrative expenses as a percentage of launch volumes for the Gafisa segment is expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 the Company expects the ratio to reach 7.0%.

Table 41. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Actual Figures 1Q14	1Q14 / Mid-point of Guidance
Gafisa	7.5%	9.2%
Tenda	Not Applicable	-

Table 42. Guidance Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and we expect that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 43. Guidance – Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

FINANCIAL STATEMENTS GAFISA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Net Operating Revenue	326,750	489,853	-33.3%	367,285	-11.0%
Operating Costs	(237,860)	(315,424)	-24.6%	(279,517)	-14.9%
Gross profit	88,890	174,429	-49.0%	87,768	1.3%
Operating Expenses
Selling Expenses	(18,995)	(36,927)	-48.6%	(34,441)	-44.8%
General and Administrative Expenses	(32,449)	(46,134)	-29.7%	(30,373)	6.8%
Other Operating Revenues / Expenses	(15,991)	(33,065)	-51.6%	(3,697)	332.5%
Depreciation and Amortization	(11,206)	(21,160)	-47.0%	(6,486)	72.8%
Equity pickup	(1,282)	(7,216)	-82.2%	(990)	29.5%
Result of investment revaluated by fair value	-	375,853	-100.0%	-	-
Operational Result	8,967	405,780	-97.8%	11,781	-23.9%

Financial Income	31,160	16,488	89.0%	8,229	278.7%
Financial Expenses	(38,984)	(45,404)	-14.1%	(60,325)	-35.4%

Net Income Before Taxes on Income	1,143	376,864	-99.7%	(40,315)	-102.8%

Deferred Taxes	(292)	22,331	-101.3%	(15)	1846.7%
Income Tax and Social Contribution	(3,730)	(7,719)	-51.7%	(2,901)	28.6%

Net Income After Taxes on Income	(2,879)	391,476	-100.7%	(43,231)	-93.3%

Profit from Operations Available for Sale	-	488,251	-100.0%	38,292	-100.0%

Minority Shareholders	(548)	(29,100)	-98.1%	6,682	-108.2%
(+) Interest on own capital		-
Net Result	(2,331)	908,827	-100.3%	(11,621)	-79.9%

FINANCIAL STATEMENTS TENDA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Net Operating Revenue	105,951	214,897	-50.7%	140,265	-24.5%
Operating Costs	(97,493)	(167,327)	-41.7%	(149,888)	-35.0%
Gross profit	8,458	47,570	-82.2%	(9,623)	-187.9%
Operating Expenses
Selling Expenses	(11,787)	(16,930)	-30.4%	(20,779)	-43.3%
General and Administrative Expenses	(18,970)	(30,130)	-37.0%	(22,632)	-16.2%
Other Operating Revenues / Expenses	(10,003)	(9,197)	8.8%	(3,121)	220.6%
Depreciation and Amortization	(2,816)	(3,281)	-14.2%	(2,923)	-3.7%
Equity pickup	265	8,752	-97.0%	19,109	-98.6%
Operational Result	(34,853)	(3,216)	983.7%	(39,969)	-12.8%

Financial Income	13,036	11,909	9.5%	10,702	21.8%
Financial Expenses	(13,126)	(14,183)	-7.5%	(7,771)	68.9%

Net Income Before Taxes on Income	(34.943)	(5,490)	536.5%	(37,038)	-5.7%

Deferred Taxes	759	5,338	-85.8%	(2,459)	-130.9%
Income Tax and Social Contribution	(3.334)	(2,314)	44.1%	(1,062)	213.9%

Net Income After Taxes on Income	(37,518)	(2,466)	1421.4%	(40,559)	-7.5%

Profit from Operations Available for Sale	-	15,113	-100.0%	-	-

Minority Shareholders	(58)	190	-130.5%	3,293	-101.8%

Net Result	(37,460)	12,457	-400.7%	(43,852)	-14.6%

CONSOLIDATED FINANCIAL STATEMENTS

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Net Operating Revenue	432,701	704,750	-38.6%	507,550	-14.7%
Operating Costs	-335,353	-482,751	-30.5%	-429,405	-21.9%
Gross profit	97,348	221,999	-56.1%	78,145	24.6%
Operating Expenses
Selling Expenses	(30,782)	(53,857)	-42.8%	-55,220	-44.3%
General and Administrative Expenses	(51,419)	(76,264)	-32.6%	-53,005	-3.0%
Other Operating Revenues / Expenses	(25,994)	(42,262)	-38.5%	-6,817	281.3%
Depreciation and Amortization	(14,022)	(24,441)	-42.6%	-9,409	49.0%
Equity pickup	(1,017)	1,536	-166.2%	18,119	-105.6%
Result of investment revaluated by fair value	-	375,853	-100.0%	-	-
Operational Result	(25,886)	402,564	-106.4%	(28,187)	-8.2%

Financial Income	44,196	28,397	55.6%	18,931	133.5%
Financial Expenses	(52,110)	(59,587)	-12.5%	-68,096	-23.5%

Net Income Before Taxes on Income	(33,800)	371,374	-109.1%	(77,352)	-56.3%

Deferred Taxes	467	27,669	-98.3%	-2,474	-118.9%
Income Tax and Social Contribution	(7,064)	(10,033)	-29.6%	-3,963	78.2%

Net Income After Taxes on Income	(40,397)	389,010	-110.4%	(83,789)	-51.8%

Profit from Operations Available for Sale	-	503,364	-100.0%	38,292	-100.0%

Minority Shareholders	(606)	(28,910)	-97.9%	9,976	-106.1%
(+) Interest on own capital
Net Result	(39,791)	921,284	-104.3%	(55,473)	-28.3%

BALANCE SHEET GAFISA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Current Assets
Cash and cash equivalents	968,514	1,381,509	-29.9%	375,900	157.7%
Receivables from clients	1,259,692	1,375,087	-8.4%	1,334,583	-5.6%
Properties for sale	972,509	959,199	1.4%	852,829	14.0%
Other accounts receivable	215,806	207,423	-76.1%	207,058	-76.0%
Deferred selling expenses	-	-	0.0%	-	0.0%
Prepaid expenses	23,206	27,123	-14.4%	44,623	-48.0%
Properties for sale	7,342	7,065	3.9%	15,900	-53.8%
Financial Instruments	-	1,106	-100.0%	4,747	-100.0%

Long-term Assets
Receivables from clients	309,318	287,484	7.6%	318,170	-2.8%
Properties for sale	515,780	461,160	11.8%	278,756	85.0%
Other	220,577	209,325	-1.8%	210,368	-2.3%
	1,045,675	957,969	7.6%	807,294	27.7%
Intangible and Property and Equipment	61,332	61,966	68.5%	64,877	60.9%
Investments	2,061,910	2,121,564	-57.8%	2,860,106	-68.7%

Total Assets	6,615,987	7,100,011	-25.2%	6,567,917	-19.1%

Current Liabilities
Loans and financing	479,409	470,453	1.9%	386,506	24.0%
Debentures	382,234	354,271	7.9%	208,164	83.6%
Obligations for purchase of land and clients	315,003	338,044	-6.8%	293,004	7.5%
Materials and service suppliers	80,811	62,972	28.3%	75,507	7.0%
Taxes and contributions	52,841	146,962	-64.0%	68,071	-22.4%
Obligation for investors	12,421	112,886	-89.0%	114,814	-89.2%
Other	388,434	520,209	-57.3%	628,990	-64.6%
	1,711,153	2,005,797	-23.0%	1,775,056	-13.0%
Long-term Liabilities
Loans and financings	838,017	938,697	-10.7%	956,957	-12.4%
Debentures	656,982	657,386	-0.1%	992,262	-33.8%
Obligations for purchase of land	69,222	71,584	-3.3%	64,058	8.1%
Deferred taxes	45,132	47,022	-4.0%	63,954	-29.4%
Provision for contingencies	67,367	67,480	-0.2%	68,675	-1.9%
Obligation for investors	10,794	10,793	0.0%	19,535	-44.7%
Other	88,747	87,658	-53.5%	102,835	-60.3%
	1,776,261	1,880,620	-8.1%	2,268,276	-23.8%
Shareholders' Equity
Shareholders' Equity	3,106,356	3,190,723	-36.1%	2,489,356	-18.1%
Non controlling interests	22,216 1,401	22,871	-106.1%	35,229	-104.0%
	3,128,572	3,213,594	-36.6%	2,524,585	-19.3%
Liabilities and Shareholders' Equity	6,615,987	7,100,011	-25.2%	6,567,917	-19.1%

BALANCE SHEET TENDA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Current Assets
Cash and cash equivalents	594,712	642,654	-7.5%	770,129	-22.8%
Receivables from clients	461,984	534,789	-13.6%	840,168	-45.0%
Properties for sale	526,490	482,820	9.0%	723,533	-27.2%
Other accounts receivable	126,842	105,053	20.7%	307,613	-58.8%
Prepaid expenses	7,125	8,064	-11.6%	10,785	-33.9%
Properties for sale	103,675	107,782	-3.8%	125,743	-17.6%
	1,820,828	1,881,163	-3.2%	2,777,971	-34.5%
Long-term Assets
Receivables from clients	22,802	26,307	-13.3%	27,396	-16.8%
Properties for sale	137,394	191,235	-28.2%	116,613	17.8%
Other	83,012	79,751	4.1%	77,417	7.2%
	243,208	297,293	-18.2%	221,426	9.8%
Intangible and Property and Equipment	35,314	37,679	-6.3%	31,865	10.8%
Investments	208,193	225,702	-7.8%	210,600	-1.1%

Total Assets	2,307,543	2,441,836	-5.5%	3,241,862	-28.8%

Current Liabilities
Loans and financing	81,049	119,934	-32.4%	133,068	-39.1%
Debentures	219,201	209,561	4.6%	174,459	25.6%
Obligations for purchase of land and clients	45,197	70,330	-35.7%	108,675	-58.4%
Materials and service suppliers	35,591	16,370	57.0%	30,849	-16.7%
Taxes and contributions	59,894	69,662	-14.0%	82,916	-27.8%
Other	340,851	351,135	-0.2%	136,528	156.8%
	781,583	836,992	-6.6%	666,495	17.3%
Long-term Liabilities
Loans and financings	86,943	109,227	-20.4%	216,418	-59.8%
Debentures	200,000	200,000	0.0%	399,923	-50.0%
Obligations for purchase of land	13,593	8,391	62.0%	3,386	301.4%
Deferred taxes	8,872	9,631	-7.9%	10,956	-19.0%
Provision for contingencies	57,630	58,328	-1.2%	63,951	-9.9%
Other	66,587	66,686	-0.2%	45,009	47.9%
	433,625	452,263	-4.1%	739,643	-41.4%
Shareholders' Equity
Shareholders' Equity	1,067,782	1,127,970	-5.3%	1,797,550	-40.6%
Non controlling interests	24,553	24,611	-0.2%	38,174	-35.7%
	1,092,330	1,152,581	-5.5%	3,241,862	-28.8%
Liabilities and Shareholders' Equity	2,307,543	2,441,836	-5.3%	1,797,550	-40.6%

CONSOLIDATED BALANCE SHEETS

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Current Assets
Cash and cash equivalents	1,563,226	2,024,163	-22.8%	1,443,644	8.3%
Receivables from clients	1,721,676	1,909,877	-9.9%	2,492,119	-30.9%
Properties for sale	1,498,999	1,442,019	4.0%	1,824,553	-17.8%
Other accounts receivable	176,544	153,630	14.9%	205,450	-14.1%
Prepaid expenses	30,331	35,188	-13.8%	55,571	-45.4%
Properties for sale	111,017	114,847	-3.3%	141,644	-21.6%
Financial Instruments	-	183	-100.0%	7,800	-100.0%
	5,101,793	5,679,907	-10.2%	6,170,781	-17.3%
Long-term Assets
Receivables from clients	332,120	313,791	5.8%	740,058	-55.1%
Properties for sale	653,174	652,395	0.1%	435,086	50.1%
Other	288,631	274,136	5.3%	294,610	-2.0%
	1,273,925	1,240,322	2.7%	1,469,754	-13.3%
Intangible and Property and Equipment	139,726	142,725	-2.1%	279,078	-49.9%
Investments	1,102,619	1,120,076	-1.5%	610,761	80.5%

Total Assets	7,618,063	8,183,030	-6.9%	8,530,374	-10.7%

Current Liabilities
Loans and financing	560,458	590,386	-5.1%	611,333	-8.3%
Debentures	601,435	563,832	6.7%	382,623	57.2%
Obligations for purchase of land and clients	360,200	408,374	-11.8%	501,918	-28.2%
Materials and service suppliers	138,536	79,342	34.2%	153,896	-30.8%
Taxes and contributions	112,735	216,625	-48.0%	197,124	-42.8%
Obligation for investors	12,421	112,886	-89.0%	184,819	-93.3%
Other	540,850	711,578	-19.5%	567,116	1.0%
	2,326,635	2,683,023	-13.3%	2,598,829	-10.5%
Long-term Liabilities
Loans and financings	924,960	1,047,924	-11.7%	1,326,500	-30.3%
Debentures	856,982	857,386	0.0%	1,392,185	-38.4%
Obligations for purchase of land	82,815	79,975	3.6%	67,444	22.8%
Deferred taxes	54,004	56,652	-4.7%	79,405	-32.0%
Provision for contingencies	124,997	125,809	-0.6%	148,371	-15.8%
Obligation for investors	10,794	10,794	0.0%	31,556	-65.8%
Other	107,367	106,984	0.4%	241,541	-55.5%
	2,161,919	2,285,524	-5.4%	3,287,002	-34.2%
Shareholders' Equity
Shareholders' Equity	3,106,356	3,190,724	-2.6%	2,489,357	24.8%
Non controlling interests	23,153	23,759	-2.6%	155,186	-85.1%
	3,129,509	3,214,483	-2.6%	2,644,543	18.3%
Liabilities and Shareholders' Equity	7,618,063	8,183,030	-6.9%	8,530,374	-10.7%

CASH FLOW

	1Q14	1Q13
Income Before Taxes on Income	(33,798)	(37,856)
Expenses (income) not affecting working capital	64,453	39,627
Depreciation and amortization	14,022	10,297
Impairment allowance	(2,294)	435
Write-off goodwill Cipesa	-	490
Expense on stock option plan	3,589	4,914
Penalty fee over delayed projects	(612)	(1,363)
Unrealized interest and charges, net	23,956	32,684
Equity pickup	1,017	(21,813)
Disposal of fixed asset	1,715	1,570
Warranty provision	(3,478)	2,870
Provision for contingencies	26,149	6,962
Profit sharing provision	4,789	12,547
Allowance (reversal) for doubtful debts	(4,586)	(9,966)
Profit / Loss from financial instruments	186	5,959
Clients	178,657	91,732
Properties for sale	(77,087)	(109,298)
Other receivables	8,236	(8,743)
Deferred selling expenses	4,857	6,114
Obligations on land purchases	(45,335)	(4,721)
Taxes and contributions	(26,272)	(24,246)
Accounts payable	59194	(41,118)
Salaries, payroll charges and bonus provision	(864)	2,463
Other accounts payable	(43,457)	69,769
Current account operations	(58,011)	(11,872)
Paid taxes	(84,682)	(4,192)
Cash used in operating activities	(54,109)	(26,382)
Purchase of property and equipment	(12,738)	(15,353)
Redemption of securities, restricted securities and loans	1,115,783	606,645
Investments in marketable securities, restricted securities	(680,534)	(394,332)
Investments increase	(5,514)	(7,378)
Dividends receivables	2,625	2,000
Cash used in investing activities	419,622	191,582
Contributions from venture partners	(100,464)	(112,681)
Increase in loans and financing	175,391 91	304,899
Repayment of loans and financing	(315,039)	(260,029)
Purchase of treasury shares	(22,728)	(4,336)
Interest on equity paid	(117,125)	-
Proceeds from subscription of redeemable equity interest	-	1,482
Operations of mutual	(11,240)	(6,333)
Net cash provided by financing activities	(391,205)	(76,998)
Net increase (decrease) in cash and cash equivalents	(25,692)	88,202
Cash and cash equivalents	-	-
At the beggining of the period	215,194	587,956
At the end of the period	189,502	676,158
Net increase (decrease) in cash and cash equivalents	(25,692)	88,202

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

 As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-loing statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer